

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3720

October 2, 2007

Patrick L. Donnelly
Executive Vice President, General Counsel & Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

RE: **Sirius Satellite Radio Inc.**
Registration Statement on Form S-4
Amendment 3 Filed October 2, 2007
File No. 333-144845

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 3 Filed October 2, 2007
File No. 000-27441

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

October 2, 2007
Page 2

Risk Factors, page 16

1.   We note your response to our prior comment one and the revised disclosure on pages 35 and 42. However, your revised disclosure does not make clear whether either board considered the potential for conflict of interests arising from the contingency fee arrangements. The fact that the arrangements were customary and appropriate for this type of transaction does not make clear whether either board considered the conflict of interest issue. Please revise accordingly.

XM's Forms10-Q for the Quarterly Periods Ended June 30, 2007 and March 31, 2007

Note 6. Summary of the Transaction, page 19 (page 15 for March 31, 2007 Form 10-Q)

2.   We note your response to prior comment 4. Please amend the Forms 10-Q prior to the effectiveness of this filing and revise page 97 to refer to these amendments. Also, revise the disclosures to explain the method and assumptions used by you to determine the valuation.

*   *   *   *

        Please amend your Proxy/Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

October 2, 2007
Page 3

        You may contact Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Gary Sellers
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502

        Thomas Kennedy
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-2526